Exhibit 99.2

Press release

WiLAN Enters into License Agreement with Wincor

OTTAWA, Canada – September 15, 2014 – Top licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that the Company’s subsidiary, Open Network Solutions Inc. (“ONS”), has entered into a license agreement with Wincor Nixdorf International GmBH and Wincor Nixdorf Inc. (collectively, “Wincor”). The licensed patents relate to networking capabilities of non-standard devices.

“The licenses announced today with Wincor and earlier with Philips, demonstrate that the market is recognizing the value of the ONS patent portfolio,” said Jim Skippen, President & CEO. “Since we entered this licensing partnership less than five months ago, our team has developed and implemented a program that has secured multiple licenses and started to generate revenue.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “is recognizing the value” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Press release

For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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